UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On January 5, 2023, Bit Digital, Inc., a Cayman Islands company (Nasdaq: BTBT) (the “Company”), received a non-compliance letter from Nasdaq for its failure to maintain a minimum bid price of $1.00 per share for thirty (30) consecutive business days in accordance with Nasdaq Listing Rule 5550(a)(2). The Company has one hundred eighty (180) calendar days from January 5, 2023 to regain compliance by the closing bid price of the Company’s common stock being at least $1.00 per share for a minimum of ten (10) consecutive business days. If required, the Company will effect a reverse stock split to regain compliance. At the Company’s Annual Shareholders Meeting held on July 29, 2022, the Company’s shareholders approved a proposal to authorize the Company’s Board of Directors to effect a reverse stock split, at their discretion. An indicator will be displayed with quotation information related to the Company’s securities on NASDAQ.com and NASDAQTrader.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Bryan Bullett
Name:	Bryan Bullett
Title:	Chief Executive Officer

Date: January 9, 2023